

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 23, 2014

Via E-mail
Elliot Noss
Chief Executive Officer
Tucows Inc.
96 Mowat Avenue
Toronto, Ontario, Canada, M6K 3M1

> **Re:** **Tucows Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed March 18, 2014**
> **Form 10-Q for the Quarterly Period Ended June 30, 2014**
> **Filed August 13, 2014**
> **File No. 001-32600**

Dear Mr. Noss:

We have reviewed your filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2013

Consolidated Statements of Comprehensive Income, page F-5

1.   We note your disclosure on page F-16 that you recorded certain amounts into other comprehensive income ("OCI") related to your derivative instruments and also reclassified amounts out of other comprehensive income. Please tell us how you considered providing a reconciliation of each component of other comprehensive income so that a reader may understand how these transactions impact your financial statements. Refer to ASC 220-10-45-14A. As part of your response, please reconcile the effects of derivative instruments on OCI noted on page F-16 to the reconciliation you will provide.

In this regard, in it unclear to us how the amounts reclassified of $(318,605) and $(406) are reflected in the OCI amounts on page F-5.

Notes to Consolidated Financial Statements

2. Significant accounting policies

(g) Revenue recognition, page F-10

2.   We note that you generate revenue from advertising. Please tell us more about your advertising arrangements, how revenue is recognized for each type of arrangement and refer to the authoritative guidance you relied upon when determining you accounting. In this regard, we note that your policy on page F-10 only refers to impression based advertising yet on page 37 you refer to pay-per-click advertising. As part of your response, please explain your basis for recognizing impression based advertising on a ratable basis rather than as impressions are delivered.

(l) Derivative Financial Instruments, page F-11

3.   We note your disclosure that the fair value of your forward exchange contracts are determined using an estimated credit adjusted mark-to-market valuation which takes into consideration the Company and the counterparty credit risk. Please tell us what consideration was given to providing a specific description of the model used to determine the fair value of these instruments, as well as a description of the specific inputs used. Refer to ASC 820-10-50-2(bbb).

Form 10-Q for the Quarterly Period Ended June 30, 2014

Controls and Procedures, page 36

4.   We note your disclosure that your disclosure controls and procedures are "functioning effectively." As noted in our letter to you dated November 18, 2010, this effectiveness conclusion is stated in terms that do not conform with the language set forth in Exchange Act Rule 13a-15(b). Please tell us whether management concluded that your disclosure controls and procedures were effective as of the end of the period covered by the report and confirm that you will disclose in future filings; if true, that your disclosure controls and procedures are effective. Similar concerns apply to your Form 10-Q for the Quarterly Period Ended March 31, 2014.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Rebekah Lindsey, Senior Staff Accountant, at (202) 551-3303 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief